SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

(Mark One)


[X]  Annual Report Pursuant to Section 15(D) Of The
     Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998


or


[  ] Transition  Report Pursuant to Section 15(D) Of The
     Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ______________ to ________________

Commission file number 0-7469


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     TJ INTERNATIONAL, INC.
                         INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     TJ INTERNATIONAL, INC.
                      200 E. Mallard Drive
                           P.O. Box 65
                        Boise, ID  83707

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         TJ International, Inc.
                         Investment Plan

                         ---------------------------------
                         (Name of Plan)


Date:  June 18, 1999          /s/ Valerie A. Heusinkveld
                         ---------------------------------
                         (Signature)
                         Valerie A. Heusinkveld
                         Committee Member
                         TJ International, Inc. Investment
                         Plan Administrative Committee

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 24, 1999, included in this Form 11-K for the year ended December 31, 1998, into the Company's previously filed Registration Statement on Form S-8
(33-21870).


                              /s/ ARTHUR ANDERSEN LLP


Boise, Idaho
June 18, 1999

          TJ INTERNATIONAL, INC.
          INVESTMENT PLAN
          FINANCIAL STATEMENTS
          AS OF DECEMBER 31, 1998 AND 1997

          TOGETHER WITH AUDITORS' REPORT

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
TJ International, Inc. Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits by fund of the TJ International, Inc. Investment Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits by fund for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits by fund of the Plan as of December
31, 1998 and 1997, and the changes in net assets available for plan benefits by fund for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits by fund and the statements of changes in net assets available for benefits by fund is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Boise, Idaho
May 24, 1999

              RESERVED FOR SUPPLEMENTAL SCHEDULE 1


                     TJ INTERNATIONAL, INC.

                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002

  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

              RESERVED FOR SUPPLEMENTAL SCHEDULE 2


                     TJ INTERNATIONAL, INC.

                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                        BENEFITS BY FUND
              FOR THE YEAR ENDED DECEMBER 31, 1998

              RESERVED FOR SUPPLEMENTAL SCHEDULE 3


                     TJ INTERNATIONAL, INC.

                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                        BENEFITS BY FUND
              FOR THE YEAR ENDED DECEMBER 31, 1997

                     TJ INTERNATIONAL, INC.


                         INVESTMENT PLAN

                NOTES TO THE FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION:
     -----------------

The following description of the TJ International, Inc. (the
"Company") Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan sponsored by the Company.
The Plan is administered by an Administrative Committee (the
"Committee") appointed by the Company's Board of Directors.

The Plan obtained its latest determination letter on June 13, 1997, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes the Plan is designed and currently operates in accordance with the Internal Revenue Code.

Participant Accounts
--------------------

Substantially all eligible associates are participants in the Plan. The following accounts are maintained by fund for each participant:

* An elective contribution account consisting of participant contributions in selected amounts up to 15% of participant's eligible compensation, limited to a maximum contribution as set by the IRS.

* A Company matching contribution account consisting of the Company matching contribution equal to 100% of the first 2% of a participant's contributed eligible compensation and 50% of the next 4% of a participant's contributed eligible compensation. The Company's maximum matching contribution is 4% of a participant's eligible compensation.

* Three profit sharing contribution accounts consisting of a general profit sharing account, an ESOP Common Stock account and an ESOP Preferred Stock account. The annual Company profit sharing contribution is determined by a formula based on the Company's net income. The Company's Board of Directors has discretionary powers to invest this contribution in one or any combination of these profit sharing accounts. A profit sharing contribution to the ESOP Preferred Stock account results in interest and principal payments on the leveraged ESOP loan releasing preferred shares to be allocated to participant accounts. These contributions, as well as any forfeitures, are allocated using a formula based on participants' eligible compensation.

* An elective contribution account consisting of participants' employee after-tax contributions made to the Plan prior to 1973.

* A rollover contribution account consisting of a participant's distributions from a qualified employer plan.

Contributions
-------------

Employee contributions and the related Company matching contributions are credited to the participants' accounts as payrolls are processed throughout the year. The Company's profit sharing and forfeiture reallocation contributions are credited to the participants' accounts annually. The Company matching, profit sharing and forfeiture reallocation are subject to vesting provisions of the Plan as described in Note 5. The Company has the discretion regarding the use of forfeitures inasmuch as the Company can reduce Plan expenses, reduce future employer contributions or reallocate the amount to the remaining participants using a formula based on participants' eligible compensation. Participants are 100% vested in their elective contribution, pre-1973 after-tax contribution and rollover contribution account balances.

Participants in the Plan may make elective contributions to any of the participant directed investment options. Effective April
1, 1996, the Company's matching contributions began being invested in the TJ Common Stock Fund.

The Company's Board of Directors, as allowed by the Plan, directed the annual profit sharing contributions as follows:

* The Company made general profit sharing contributions of $4,054,100 and $3,246,500 for 1998 and 1997, respectively.
     This general profit sharing contribution is invested based on the participant's elective contribution.

* The Company did not make an ESOP Common Stock profit sharing contribution for 1998 and 1997.

* The Company made ESOP Preferred Stock profit sharing contributions, based on principal loan payments, of $614,510 and $1,000,000 for 1998 and 1997, respectively. The principal payments include additional amounts resulting in the excess of preferred dividends over interest expense.

As of December 31, 1998 and 1997, the Plan consisted of approximately 3,206 and 2,801 participants, respectively, some of whom have elected to invest in more than one fund. The approximate number of participants investing in each fund was:

                                        December 31,
                                        --------------
                                        1998      1997
                                        ----      ----

Managed Income Fund                     1,505     1,429
Puritan Fund                            1,852     1,648
Spartan U.S. Equity Index Fund          1,386     1,021
Value Fund                              1,696     1,584
Magellan Fund                           1,648     1,263
TJ Common Stock Fund                    2,968     2,601
ESOP Common Stock Fund                  2,579     2,246
ESOP Preferred Stock Fund               2,547     2,220

Benefit Payments
----------------

On termination of employment for account balances equal to $5,000 or more, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account balance in either a joint and survivor annuity, a lump-sum payment or in annual installments over a maximum ten-year period.

On termination of employment for account balances less than $5,000, a participant will receive a lump-sum payment equal to the value of the participant's vested interest in his or her account balance.

Participant Loans
-----------------

Participants may borrow from their participant directed fund accounts a minimum of $2,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company contributions. A participant's outstanding loan balance is reported in the Participant Loans fund on the statements of net assets available for plan benefits by fund. Loan terms range from 1-5 years and bear interest at a rate equal to prime plus one percent updated monthly. The loans are secured by the balance in the participant's accounts. Interest rates range from 9% to 10%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Trustee and Investment Manager
------------------------------

The assets of the Plan are held in trust (the "Trust") by Fidelity Management Trust Company (the "Trustee"). Fidelity also provides investment management, asset custodianship and recordkeeping services.

Investment of earnings or losses are allocated to each participant based on account balances at the end of each business day. The participant account balances in each fund are determined based on the applicable closing prices adjusted for any increase or decrease for interest, dividends and expenses related to management of the funds.

The Plan's investment manager has discretionary authority to invest the assets of the Plan consistent with the fund's investment objectives. The investment manager's performance is periodically reviewed and evaluated by the Committee.

Administrative Expenses
-----------------------

The Plan provides that operating and administrative expenses, investment asset management fees, brokerage commissions, trust services and related expenses are payable from the assets of the Plan unless stated otherwise. In addition, each participant is charged an annual account fee determined by the Committee.

2.   SIGNIFICANT ACCOUNTING POLICIES:
     --------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Profit sharing contributions from the Company are recorded in conformity with the Company's funding policy and were received subsequent to year-end.

Investment Valuation and Income Recognition
-------------------------------------------

Assets of the Plan are valued at fair value, except for the individual insurance contracts within the Managed Income Fund, which are valued at contract value at December 31, 1998 and 1997, respectively. Market value fluctuations in the Managed Income Fund reflect changes in the effective yield on the underlying securities and have been included in interest income. The investment funds are valued net of management fees. Net appreciation (depreciation) in fair value of assets includes both realized and unrealized gains and losses of the assets during the Plan years.

The accrual basis of accounting requires that purchases and sales of securities be recorded on a trade date basis. Accordingly, dividends are accrued when declared, and allocated in conformity with the Plan. Benefits are recorded when paid.

3.   INVESTMENTS:
     ------------

The following is a brief description of the investment funds:

* Managed Income Fund is a stable value fund. The assets are invested in Fidelity's Managed Income Portfolio and in individual insurance contracts that were purchased for the Fund in previous years. All investment contracts and fixed income securities must meet the high credit quality standards of the portfolio's manager. Although the individual investment contracts are backed by the issuer, units of this investment are not backed by the Trustee, the Plan sponsor or insured by the FDIC. The Fund's goal is to maintain a stable $1 unit price, but there is no guarantee that it will do so. The yield will fluctuate. This Fund is not a mutual fund and is managed by the Trustee.

     At December 31, 1998 and 1997, the Managed Income Fund invested in insurance contracts with stated interest rates ranging from 7.00% to 7.92%. The effective yields during these periods were 6.11% and 6.23% for 1998 and 1997, respectively. At December 31, 1998 and 1997, the fair value of the individual insurance contracts which are presented at contract value was $1,826,460 and $2,669,969, respectively.

* Puritan Fund is a growth and income fund. It seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return will fluctuate.

* Spartan U.S. Equity Index Fund is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500, which is comprised of common stocks. Dividend amounts will vary. The Fund's share price and return will fluctuate.

* Value Fund is a growth fund. It seeks long-term capital appreciation by investing in the securities of companies with valuable fixed assets, or in the securities of companies that its investment adviser believes are undervalued in relation to the Company's assets, earnings or growth potential. The Fund's share price and return will fluctuate.

* Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies. The Fund's share price and return will fluctuate.

* TJ Common Stock Fund invests primarily in TJ International, Inc. Common Stock and in a small amount of short-term investments that allows the Fund to handle exchanges, withdrawals and distributions. Investment in the Fund allows eligible associates to become stockholders and part owners of the Company and allow eligible Associates to participate in the Company's financial future. The Fund is not a mutual fund and is an unmanaged, non-diversified investment.

* ESOP Common and Preferred Stock Funds invest primarily in TJ International, Inc. common and preferred stock and a small amount in short term investments that allows the Fund to handle exchanges, withdrawals and distributions. The Company has discretionary powers to invest the annual profit sharing, forfeiture reallocation and debt service on the ESOP loan to buy shares of common stock and/or release shares of preferred stock for allocation to participants based on eligible compensation. Investment in these funds allow eligible associates to become stockholders and part owners of the Company and allow eligible associates to participate in the Company's financial future. These funds are not mutual funds and are unmanaged, non-diversified investments.

4.   CONVERTIBLE PREFERRED STOCK AND ESOP LOAN:
     ------------------------------------------

On September 21, 1990, the former TJ International, Inc. Employee Stock Ownership Plan (the "ESOP") acquired 1,269,842 shares of Preferred Stock for $15,000,009, or $11.8125 per share, using the proceeds of the ESOP loan made to the Trustee by the Company.

Preferred Stock is convertible into Company common stock or cash, at the Company's option, at a redemption ratio or value equal to one share of common stock for each share of Preferred Stock. However, the Preferred Stock cannot be redeemed for a value less than the liquidation preference of $11.8125 per share. The Preferred Stock pays an annual dividend of $1.063125 per share. The Preferred Stock is redeemable at the Company's option after December 31, 2000, and under certain circumstances prior to that date. The Preferred Stock is held solely by the Trustee for the Plan and is not available for trading outside the Plan. Upon redemption by the Company, the shares of Preferred Stock are permanently retired.

The Preferred Stock is held in a separate "ESOP Suspense Account" pending release to participants and is pledged as collateral for the ESOP loan. The number of shares allocated to Plan participants for a Plan year is determined by a formula that divides principal and interest to be paid for the current Plan year by the sum of the remaining total principal and interest payments due, including amounts due in the current year, and multiplied by the shares in the suspense account. Shares are released from the ESOP Suspense Account as principal and interest is paid. Below is the detail of the allocation of share balances in the ESOP Preferred Stock Fund as of December 31, 1998 and 1997, respectively:

                                     Historical       Fair
1998                     Shares         Cost      Market Value
----                     ------         ----      ------------

Unallocated                610,284 $ 7,208,980    $15,135,043
Allocated                  514,564   6,078,287     12,761,187
Retired                    144,994   1,712,742      3,595,851
                         --------- -----------    -----------
     Total               1,269,842 $15,000,009    $31,492,081
                         ========= ===========    ===========

                                     Historical       Fair
1997                     Shares         Cost      Market Value
----                     ------         ----      ------------


Unallocated                689,760 $ 8,147,790    $16,666,326
Allocated                  457,459   5,403,734     11,053,353
Retired                    122,623   1,448,485      2,962,878
                         --------- -----------    -----------

     Total               1,269,842 $15,000,009    $30,682,557
                         ========= ===========    ===========

The ESOP loan represents an unconditional promise from the Plan to the Company to repay $15,000,009 plus interest. The ESOP loan is to be repaid by the Trustee from a combination of cash contributions from the Company and dividends from Preferred Stock held by the Plan. The ESOP loan is guaranteed by the Company and accrues interest at a 9% rate per annum on the outstanding principal amount without compounding. The interest is payable on December 31 of each year. The ESOP loan requires no principal payment until the maturity date of the loan, March 31, 2011, and imposes no penalty for prepayment of the principal prior to the maturity date. For 1998 and 1997, principal payments of $1,357,850 and $1,341,709 were paid on the ESOP loan.

5.   VESTING:
     --------

Upon termination of employment, participants are entitled to receive elective contributions, pre-1973 after tax contributions, rollover contributions and any vested portion of the Company's contributions. Participants become vested as follows:

Completed Years               7 or                          2 or
of Vesting Service            More      6    5    4    3    less
------------------            -----------------------------------

Vested Percentage             100%      80%  60%  40%  20%   0%



In the event employment terminates prior to the completion of seven years of vested service for any reason other than retirement, death or disability, a participant forfeits the non-vested portion in his or her account balance. The Plan's break in service provisions provide that the forfeiture of non-vested participant's account balance and credited years of service will occur in the year that Plan participation ceases. Total forfeitures were immaterial in 1998 and 1997.

In the event of a Plan termination, the accounts of all participants affected by such termination shall become fully vested and thereafter not subject to forfeiture.

6.   ESOP DIVERSIFICATION:
     ---------------------

In compliance with the Tax Reform Act of 1986, the Company's ESOP participants age 55 or older and with at least ten years of ESOP participation have the opportunity to diversify their investment from ESOP stock funds to any of the six participant directed investment options. Eligible ESOP participants may elect to transfer all or a portion of their account balance. Eligible participants elected to irrevocably transfer their account balances totaling $572,595 and $625,894 in 1998 and 1997, respectively, from the ESOP funds to the participant directed investment options.

7.   RELATED PARTY TRANSACTIONS:
     ---------------------------

Fidelity acts as the Trustee and Investment Manager as defined in
Note 1. Transactions conducted by Fidelity include detailed maintenance of individual participants' accounts. This maintenance involves allocation of contributions and earnings, computation and payment of withdrawals, and reporting of account activity to participants and to the Company. These transactions qualify as party-in-interest transactions.

Participants elected to contribute to the TJ Common Stock Fund.
Employer discretionary contributions to the Plan were made in TJ
International preferred stock (ESOP Preferred Stock Fund). These transactions qualify as party-in-interest transactions.

8.   SUBSEQUENT EVENTS:
     ------------------

Effective January 1, 1999, the Plan was amended to change the vesting schedule in Company contributions. Pursuant to the amendment, participants will be immediately 100% vested in the Company matching contributions. Participants will become vested in Company profit sharing contributions, as follows:

Completed Years               5 or
Of Vesting Service            More      4    3    2    1
------------------            ------------------------------

Vested Percentage             100%      80%  60%  40%  20%



                     TJ INTERNATIONAL, INC.

                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002
  ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        DECEMBER 31, 1998

                                             Contract  Fair
Identity of Issue   Description of InvestmentValue     Value
------------------------------------------------------------------------------

Managed Income Fund:
 Fidelity Investments*Fidelity Institutional
                    Money Market account     $   913,080$   913,080
                                             ======================

 New York Life      Guaranteed investment contract
                    number GA-30214-3, 7.00% rate
                    of return, August 27, 1999
                    maturity date            $   447,587$   446,515

 Principal Mutual   Guaranteed investment contract
                    number GA4-14925, 7.92% rate of
                    return, December 9, 1999
                    maturity date              1,379,889  1,379,945

 Fidelity Investments*Fidelity Income Portfolio Fund
                    24,321,513 participation units,
                    interest rates and due dates
                    variable                  24,321,513 24,321,513
                                             ----------- -----------

                    Total Managed Income Fund
                    investments              $26,148,989$26,147,973
                                             =========== ===========

*Known party-in-interest


The accompanying notes are an integral part of these schedules.



                     TJ INTERNATIONAL, INC.

                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002
  ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        DECEMBER 31, 1998

                                                       Fair
Identity of Issue   Description of InvestmentCost      Value
------------------------------------------------------------------------------

Fidelity Investments*:Cash Equivalents       $  (234,414)$  (234,414)
                                             ======================

                    Puritan Fund, 1,683,884
                    participation units      $30,498,575$33,795,551
                                             ======================
                    Spartan U.S. Equity
                    Index Fund, 417,762
                    participation units      $12,833,634$18,364,816
                                             ======================

                    Value Fund, 460,991
                    participation units      $24,267,122$21,366,939

                                             ======================

                    Magellan Fund, 197,131
                    participation units      $17,315,640$23,817,322
                                             ======================
TJ International,
Inc.*:              TJ Common Stock Fund,
                    1,218,511 shares common stock$25,631,015$31,300,507
                                             ======================

                    ESOP - Common Stock Fund,
                    584,227 shares common stock$ 4,404,936$15,007,325
                                             ======================

                    ESOP - Preferred Stock Fund,
                    1,124,848 shares convertible
                    preferred stock          $13,287,267$27,896,229
                                             ======================

Participant Loans*: Participant Loans, maturing
                    through 2003, 9-10%      $ 2,569,953$ 2,569,953
                                             ======================

*Known party-in-interest

The accompanying notes are an integral part of these schedules.

              RESERVED FOR SUPPLEMENTAL SCHEDULE 4

                     TJ INTERNATIONAL, INC.


                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002
 ITEM 27(d) - SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS
       IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
              FOR THE YEAR ENDED DECEMBER 31, 1998


                                             SUPPLEMENTAL SCHEDULE 1

                     TJ INTERNATIONAL, INC.                 1 of 4
                        EIN:  82-0250992

                         INVESTMENT PLAN
                         PLAN NUMBER 002
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                AS OF DECEMBER 31, 1998 AND 1997

                                        Participant Directed
                                   ------------------------------------
                                   Managed             Spartan U.S.
                                   Income    Puritan     Equity
As of December 31, 1998             Fund      Fund     Index Fund
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $24,321,513$33,795,551$18,364,816
  Investment, at contract value      1,827,476       --        --
  Cash and cash equivalents            913,080       --        --
  Employer contributions receivable    608,793    871,002    589,038
  Participant loans                        --        --        --
                                   ----------------------------------
                                    27,670,862 34,666,553 18,953,854
                                   ----------------------------------
LIABILITIES
  ESOP loan                                --        --        --
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$27,670,862$34,666,553$18,953,854
                                   ==================================


                                   Managed             Spartan U.S.
                                   Income    Puritan     Equity
As of December 31, 1997             Fund      Fund     Index Fund
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $15,633,091$31,799,704$12,145,399
  Investment, at contract value      2,730,097       --        --
  Cash and cash equivalents          1,024,721       --        --
  Employer contributions receivable    489,831    793,271    374,941
  Participant loans                        --        --        --
                                   ----------------------------------
                                    19,877,740 32,592,975 12,520,340
                                   ----------------------------------
LIABILITIES
  ESOP loan                                --        --        --
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$19,877,740$32,592,975$12,520,340
                                   ==================================

                                                            2 of 4

                                   Participant Directed
                                   ------------------------------------
                                   Value     Magellan  TJ Common
As of December 31, 1998             Fund       Fund    Stock Fund
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $21,366,939$23,817,322$31,300,507
  Investment, at contract value            --        --        --
  Cash and cash equivalents                --        --   (471,978)
  Employer contributions receivable    625,046    842,451    517,770
  Participant loans                        --        --        --
                                   ----------------------------------
                                    21,991,985 24,659,773 31,346,299
                                   ----------------------------------
LIABILITIES
  ESOP loan                                --        --        --
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$21,991,985$24,659,773$31,346,299
                                   ==================================


                                   Value     Magellan  TJ Common
As of December 31, 1997             Fund       Fund    Stock Fund
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $25,090,691$14,508,580$25,990,629
  Investment, at contract value            --        --        --
  Cash and cash equivalents                --        --     85,794
  Employer contributions receivable    581,043    581,405    426,010
  Participant loans                        --        --        --
                                   ----------------------------------
                                    25,671,734 15,089,985 26,502,433
                                   ----------------------------------
LIABILITIES
  ESOP loan                                --        --        --
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$25,671,734$15,089,985$26,502,433
                                   ==================================

                                                            3 of 4

                                   Participant Directed
                                   --------------------
                                                       ESOP
                                   Participant         Common
As of December 31, 1998               Loans            Stock Fund
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $       --          $15,007,325
  Investment, at contract value            --                  --
  Cash and cash equivalents                --              138,634
  Employer contributions receivable        --                  --
  Participant loans                  2,569,953                 --
                                   -----------         ------------
                                     2,569,953          15,145,959
                                   -----------         ------------
LIABILITIES
  ESOP loan                                --                  --
                                   -----------         ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$ 2,569,953      $15,145,959
                                   ===========         ============


                                   Participant Directed
                                   --------------------
                                                          ESOP
                                   Participant           Common
As of December 31, 1997               Loans            Stock Fund
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $       --          $15,517,820
  Investment, at contract value            --                  --
  Cash and cash equivalents                --              133,975
  Employer contributions receivable        --                  --
  Participant loans                  2,797,352                 --
                                   -----------         ------------
                                     2,797,352          15,651,795
                                   -----------         ------------
LIABILITIES
  ESOP loan                                --                  --
                                   -----------         ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$ 2,797,352      $15,651,795
                                   ===========         ============

                                                            4 of 4

                                   Allocated Unallocated
                                   ------------------------------------
                                      ESOP      ESOP
                                   Preferred Preferred
As of December 31, 1998            Stock FundStock FundTotal Plan
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $12,761,186$15,135,043$195,870,202
  Investment, at contract value            --        --   1,827,476
  Cash and cash equivalents             98,930       --     678,666
  Employer contributions receivable    614,510       --   4,668,610
  Participant loans                        --        --   2,569,953
                                   ----------------------------------
                                    13,474,626 15,135,043 205,614,907
                                   ----------------------------------
LIABILITIES
  ESOP loan                                --  8,978,749   8,978,749
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$13,474,626$ 6,156,294$196,636,158
                                   ==================================


                                   Allocated Unallocated
                                   ------------------------------------
                                      ESOP      ESOP
                                   Preferred Preferred
As of December 31, 1997            Stock FundStock FundTotal Plan
-----------------------            ------------------------------------

ASSETS
  Investments, at fair value       $11,053,353$16,666,326$168,405,593
  Investment, at contract value            --        --   2,730,097
  Cash and cash equivalents             86,220       --   1,330,710
  Employer contributions receivable  1,000,000       --   4,246,501
  Participant loans                        --        --   2,797,352
                                   ----------------------------------
                                    12,139,573 16,666,326 179,510,253
                                   ----------------------------------
LIABILITIES
  ESOP loan                                -- 10,336,598  10,336,598
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$12,139,573$ 6,329,728$169,173,655
                                   ==================================

The accompanying notes and Supplemental Schedules are an integral part of these financial statements.


                                             SUPPLEMENTAL SCHEDULE 2

                     TJ INTERNATIONAL, INC.                 1 of 4
                        EIN:  82-0250992

                         INVESTMENT PLAN
                         PLAN NUMBER 002
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEAR ENDED DECEMBER 31, 1998

                                        Participant Directed
                                   ------------------------------------
                                   Managed             Spartan U.S.
                                   Income    Puritan     Equity
For the Year Ended December 31, 1998 Fund     Fund     Index Fund
------------------------------------------------------------------------

Investment income:
  Interest income                  $ 1,345,760$ 2,535,840$   155,241
  Dividend income                          --  1,105,177    214,204
Net appreciation (depreciation) in
     fair value of assets                  --  1,481,077  3,495,506
Contributions:
  Employee                           1,162,482  1,758,139  1,258,725
  Employer                             608,792    871,002    589,038
Plan benefit claims distributions
     during the year                (1,406,812) (2,209,398)   (611,456)
Interest expense on ESOP loan              --        --        --

Administrative fees and other          (22,051)    (10,893)     (4,531)
Loans initiated, net of repayments
     and interest                      (73,534)     58,844     37,852
Transfer among funds, net            6,178,485 (3,516,210)  1,298,935
                                   ----------------------------------
Net increase (decrease) during the year  7,793,122  2,073,578  6,433,514
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                 19,877,740 32,592,975 12,520,340
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $27,670,862$34,666,553$18,953,854
                                   =================================

                                                            2 of 4
                                        Participant Directed
                                   ------------------------------------
                                   Value     Magellan  TJ Common
For the Year Ended December 31, 1998 Fund      Fund    Stock Fund
------------------------------------------------------------------------

Investment income:
  Interest income                  $ 2,875,809$   955,519$   286,479
  Dividend income                      219,324    122,212    249,081
Net appreciation (depreciation) in
     fair value of assets           (3,120,561)  4,409,150    925,616
Contributions:
  Employee                           1,589,729  1,750,061  1,134,596
  Employer                             625,046    842,450  4,518,548
Plan benefit claims distributions
     during the year                (1,576,171)   (610,043) (1,059,131)
Interest expense on ESOP loan              --        --        --

Administrative fees and other           (2,281)     (1,808)    (25,118)
Loans initiated, net of repayments
     and interest                       53,554    (20,429)    (19,112)
Transfer among funds, net           (4,344,198)  2,122,676 (1,167,093)
                                   ----------------------------------
Net increase (decrease) during the year (3,679,749)  9,569,788  4,843,866
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                 25,671,734 15,089,985 26,502,433
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $21,991,985$24,659,773$31,346,299
                                   =================================

                                                            3 of 4
                                   Participant Directed
                                   --------------------
                                                          ESOP
                                   Participant           Common
For the Year Ended December 31, 1998   Loans           Stock Fund
------------------------------------------------------------------------

Investment income:
  Interest income                  $       --          $   134,811
  Dividend income                          --              132,673
Net appreciation (depreciation) in
     fair value of assets                  --              478,397
Contributions:
  Employee                                 --                  --
  Employer                                 --                  --
Plan benefit claims distributions
     during the year                  (190,224)           (721,153)
Interest expense on ESOP loan              --                  --

Administrative fees and other              --              (14,721)
Loans initiated, net of repayments
     and interest                      (37,175)                --
Transfer among funds, net                  --             (515,843)
                                   -----------         ------------
Net increase (decrease) during the year   (227,399)       (505,836)
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                  2,797,352          15,651,795
                                   -----------         ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $ 2,569,953         $15,145,959
                                   ===========         ============

                                                            4 of 4

                                   Allocated Unallocated
                                   ------------------------------------
                                      ESOP      ESOP
                                   Preferred Preferred
For the Year Ended December 31, 1998Stock FundStock FundTotal Plan
------------------------------------------------------------------------

Investment income:
  Interest income                  $       --$      -- $  8,289,459
  Dividend income                      462,691   745,703  3,251,065
Net appreciation (depreciation) in
     fair value of assets             (672,957) 1,439,743  8,435,971
Contributions:
  Employee                                 --       --   8,653,732
  Employer                             614,510      --   8,669,386
Plan benefit claims distributions
     during the year                  (512,715)     --  (8,897,103)
Interest expense on ESOP loan              --  (850,544)    (850,544)

Administrative fees and other           (8,060)     --     (89,463)
Loans initiated, net of repayments
     and interest                          --       --         --
Transfer among funds, net            1,451,584(1,508,336)      --
                                   ----------------------------------
Net increase (decrease) during the year  1,335,053  (173,434)  27,462,503
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                 12,139,573 6,329,728169,173,655
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $13,474,626$6,156,294 $196,636,158
                                   ================================

The accompanying notes and Supplemental Schedules are an integral part of these financial statements.


                                             SUPPLEMENTAL SCHEDULE 3

                     TJ INTERNATIONAL, INC.                 1 of 4
                        EIN:  82-0250992

                         INVESTMENT PLAN
                         PLAN NUMBER 002
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEAR ENDED DECEMBER 31, 1997

                                        Participant Directed
                                   ------------------------------------
                                   Managed             Spartan U.S.
                                   Income    Puritan     Equity
For the Year Ended December 31, 1997 Fund     Fund     Index Fund
------------------------------------------------------------------------

Investment income:
  Interest income                  $ 1,168,489$ 1,580,344$   141,258
  Dividend income                          --  1,057,475    135,081
Net appreciation (depreciation) in
     fair value of assets                  --  3,322,830  2,409,149
Contributions:
  Employee                           1,041,045  1,523,169    895,669
  Employer                             489,831    793,271    374,941
Plan benefit claims distributions
     during the year                (1,469,446) (1,721,488)   (423,598)
Interest expense on ESOP loan              --        --        --

Administrative fees and other          (20,870)     (8,142)     (2,863)
Loans initiated, net of repayments
     and interest                      (71,343)     33,777     44,592
Transfer among funds, net              526,255   (297,397)  1,483,495
                                   ----------------------------------
Net increase (decrease) during the year  1,663,961  6,283,839  5,057,724
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                 18,213,779 26,309,136  7,462,616
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $19,877,740$32,592,975$12,520,340
                                   =================================

                                                            2 of 4

                                        Participant Directed
                                   ------------------------------------
                                   Value     Magellan  TJ Common
For the Year Ended December 31, 1997 Fund      Fund    Stock Fund
------------------------------------------------------------------------

Investment income:
  Interest income                  $ 3,263,393$   781,511$   227,177
  Dividend income                      192,921    175,533    229,832
Net appreciation (depreciation) in
     fair value of assets              822,247  1,972,196  2,210,562
Contributions:
  Employee                           1,465,521  1,432,823  1,119,479
  Employer                             581,043    581,405  4,050,262
Plan benefit claims distributions
     during the year                (1,297,261)   (438,315)   (993,104)
Interest expense on ESOP loan              --        --        --

Administrative fees and other           (2,210)     (1,345)    (30,387)
Loans initiated, net of repayments
     and interest                      (33,591)     40,804    (171,580)
Transfer among funds, net              830,174    (279,647) (1,835,598)
                                   ----------------------------------
Net increase (decrease) during the year  5,822,237   4,264,965  4,806,643
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                 19,849,497 10,825,020 21,695,790
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $25,671,734$15,089,985$26,502,433
                                   =================================

                                                            3 of 4
                                   Participant Directed
                                   --------------------
                                                       ESOP
                                   Participant         Common
For the Year Ended December 31, 1997   Loans           Stock Fund
------------------------------------------------------------------------

Investment income:
  Interest income                  $       --          $   107,332
  Dividend income                          --              141,819
Net appreciation (depreciation) in
     fair value of assets                  --              819,885
Contributions:
  Employee                                 --                  --
  Employer                                 --                  --
Plan benefit claims distributions
     during the year                  (283,973)           (556,013)
Interest expense on ESOP loan              --                  --

Administrative fees and other              --              (20,856)
Loans initiated, net of repayments
     and interest                      157,341                 --
Transfer among funds, net                  --             (440,562)
                                   -----------         ------------
Net increase (decrease) during the year   (126,632)         51,605
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                  2,923,984          15,600,190
                                   -----------         ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $ 2,797,352         $15,651,795
                                   ===========         ===========

                                                            4 of 4


                                   Allocated Unallocated
                                   ------------------------------------
                                      ESOP      ESOP
                                   Preferred Preferred
For the Year Ended December 31, 1997Stock FundStock FundTotal Plan
------------------------------------------------------------------------

Investment income:
  Interest income                  $       --$      -- $  7,269,504
  Dividend income                      385,693   843,151  3,161,505
Net appreciation (depreciation) in
     fair value of assets             (415,932) 2,447,719 13,588,656
Contributions:
  Employee                                 --        --  7,477,706
  Employer                           1,000,000       --  7,870,753
Plan benefit claims distributions
     during the year                  (347,230)      -- (7,530,428)
Interest expense on ESOP loan              --  (965,082)    (965,082)

Administrative fees and other           (9,235)      --    (95,908)
Loans initiated, net of repayments
     and interest                          --        --        --
Transfer among funds, net            1,850,474(1,837,194)      --
                                   ----------------------------------
Net increase (decrease) during the year  2,463,770   488,594   30,776,706
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                  9,675,803 5,841,134138,396,949
                                   ----------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                      $12,139,573$6,329,728 $169,173,655
                                   ================================

The accompanying notes and Supplemental Schedules are an integral part of these financial statements.


                                             SUPPLEMENTAL SCHEDULE 4

                     TJ INTERNATIONAL, INC.            1 of 4
                        EIN:  82-0250992

                         INVESTMENT PLAN
                         PLAN NUMBER 002
        ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1998

Type (3) - Series of Transactions Were Calculated as 5% of Beginning Net
Assets or $8,458,683

                                                        Number of
     Identity of         Description of Assets, Interest  Purchase
    Party Involved       Rate and Maturity Date        Transactions
--------------------------------------------------------------------

Series of Transactions

Fidelity Management      Institutional Money Market **      205
Trust Company *

Fidelity Investments *   Income Portfolio Fund **,          205
                    interest rates and maturity
                    dates variable

Fidelity Investments *   Puritan Fund **                    222

Fidelity Investments *   Spartan U.S. Equity Index Fund **  228

Fidelity Investments *   Value Fund **                      209

Fidelity Investments *   Magellan Fund **                   220

TJ International, Inc. * TJ Common Stock Fund **            249

                                                       2 of 4

                                         Total         Total
                          Number of      Dollar        Dollar
                            Sales       Value of       Value of
                         Transactions   Purchases      Sales
                         ------------   ---------      ------------
Series of Transactions

Fidelity Management           181       $51,043,151    $51,199,467
Trust Company *

Fidelity Investments *        181        25,222,414     17,615,265

Fidelity Investments *        190        10,473,969      9,957,660

Fidelity Investments *        170        10,919,482      8,195,571

Fidelity Investments *        179         9,484,998     10,088,188

Fidelity Investments *        171         9,906,839      5,007,247

TJ International, Inc. *      225        36,035,555     32,434,669

                                                            3 of 4

                              Costs of            Cost of
                              Assets Purchased    Assets Sold
                              ----------------    -----------
Series of Transactions

Fidelity Management              $51,043,151      $51,199,467
Trust Company *

Fidelity Investments *            25,222,414       17,615,265

Fidelity Investments *            10,473,969        9,197,882

Fidelity Investments *            10,919,482        7,520,234

Fidelity Investments *             9,484,998       10,208,853

Fidelity Investments *             9,906,839        4,651,169

TJ International, Inc. *          36,035,555       30,607,276

                                                            4 of 4

                          Fair Value    Fair Value
                         of Purchased    of Sold
                          Assets on      Assets on
                         Transaction    Transaction
                             Date           Date       Net Gain
                         ------------   -----------    ------------
Series of Transactions

Fidelity Management      $51,043,151    $51,199,467    $       --
Trust Company *

Fidelity Investments *    25,222,414     17,615,265            --

Fidelity Investments *    10,473,969      9,957,660       759,778

Fidelity Investments *    10,919,482      8,195,571       675,337

Fidelity Investments *     9,484,998     10,088,188      (120,665)

Fidelity Investments *     9,906,839      5,007,247       356,078

TJ International, Inc. *  36,035,555     32,434,669     1,827,393


*    Known party-in-interest
**   There were no category 1, 2, or 4 transactions during 1998

The accompanying notes are an integral part of these schedules.
